Computershare
1500 University Street, Suite 700
Montreal QC, H3A 3S8
www.computershare.com

April 21, 2011

To: All Canadian Securities Regulatory Authorities

Subject: ACASTI PHARMA INC

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual Special Meeting
Record Date for Notice of Meeting :	17/05/2011
Record Date for Voting (if applicable) :	17/05/2011
Beneficial Ownership Determination Date :	17/05/2011
Meeting Date :	22/06/2011
Meeting Location (if available) :	Montréal, QC

Voting Security Details:

Description	CUSIP Number	ISIN
CLASS A SHARES	00430K105	CA00430K1057

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for ACASTI PHARMA INC